

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2023

Steven D. Kunzman
President and CEO
Central Plains Bancshares, Inc.
221 South Locust Street
Grand Island, Nebraska 68801

> **Re: Central Plains Bancshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 25, 2023**
> **File No. 333-272636**

Dear Steven D. Kunzman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2023 letter.

Amendment No. 1 to Form S-1 filed July 25, 2023

Exhibits

1.   Please also include a legal opinion on the participation interests.

        You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Ned Quint, Esq.